Avanea Energy Acquisition Corp.

2181 Greenwich Street
San Francisco, California 94123

April 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Eric Envall

Re: Avanea Energy Acquisition Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-254610

Dear Mr. Envall:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Avanea Energy Acquisition Corp., a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on March 23, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Adam Wilczek, Chief Financial Officer, Avanea Energy Acquisition Corp., at the above-mentioned address, with a copy to Karen Dempsey, Orrick, Herrington & Sutcliffe LLP, The Orrick Building, 405 Howard Street, San Francisco, CA 94105-2669.

Please do not hesitate to contact Karen Dempsey at (415) 773 5700 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Avanea Energy Acquisition Corp.

By:	/s/ Adam Wilczek
Name: Adam Wilczek
Title: Chief Financial Officer

cc: Karen Dempsey, Orrick, Herrington & Sutcliffe LLP